

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 22, 2024

Handong Cheng
Chief Executive Officer
ZW Data Action Technologies Inc.
Room 1811, Xinghuo Keji Plaza, No 2, Fu Feng Road, Fengtai District
Beijing, China 100070

> **Re: ZW Data Action Technologies Inc.**
> **Registration Statement on Form S-3**
> **Filed January 10, 2024**
> **File No 333-276448**

Dear Handong Cheng:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Uwem Bassey at 202-551-3433 or Michell Austin at 202-551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lawrence S. Venick